

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Paul S. Erickson
Chief Financial Officer
Great American Group, Inc.
21860 Burbank Boulevard, Suite 300 South
Woodland Hills, CA 91367

> **Re:** **Great American Group, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54010**

Dear Mr. Erickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

1. Please include a discussion of the benefit (provision) for income taxes given the significant change from prior year. Refer to Item 303(A)(3) of Regulation S-K.

Auction and Liquidation Segment, page 25

2. Please expand your discussion of gross margin in the auction and liquidation segment to discuss the significant reasons for the change in gross margin percentage.

3. We note that you have had negative gross margins from the sales of goods for the past four years. Please disclose whether you expect this trend to continue.

Contractual Obligations, page 36

4. Please consider revising your contractual obligations table to include estimated interest payments on all of your long-term debt through maturity. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please present a footnote to the table that clearly identifies the excluded item(s) and provide any additional information that is material to understanding your cash requirements. For example, consider disclosing the amounts borrowed as of your fiscal year-end, interest rate and maturity terms, and historical interest expense recognized during the periods presented.

Consolidated Financial Statements, page F-1

Note 10 – Credit Facilities, page F-22

(a) $100,000 Asset Based Credit Facility, page F-22

5. We note that you pay success fees in the amount of 5% - 20% of the profits earned on liquidation contracts as defined in the credit facility. We also note that you include the success fees as interest expense. Please tell us your basis in GAAP for including these success fees in interest expense versus an operating expense. We assume success fees are only paid when a liquation contract is profitable and no success fees are paid when a liquation contract is at a loss. We also assume the base rate interest amount on the loan is does not change and is payable whether the liquation is profitable or not. If our understanding is incorrect, please advise.

Note 20 – Business Segments, page F-32

6. We note that you have operations in the United States, Canada, and the United Kingdom. We further note from your disclosures on page 7 that your business activities in the United Kingdom involve financing and lending activities. Please tell us how you considered whether your financing and lending activities are separate operating or reportable segments under ASC 280-10-50. Notwithstanding the preceding, please disclose the information about geographic areas as required by ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding these comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief